ALPINE SUMMIT ENERGY PARTNERS ANNOUNCES

REPAYMENT OF SECOND DEVELOPMENT PARTNERSHIP AND

CLOSING OF FOURTH DEVELOPMENT PARTNERSHIP

Nashville, Tennessee and Vancouver, British Columbia - January 10, 2022 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") (TSXV: ALPS.U) (OTCQB: ASEPF) is pleased to announce the successful repayment and reversion of the second development partnership ("DP2") that it formed during the third quarter of 2021, along with the concurrent closing of its fourth development partnership ("DP4").

DP2 funded the drilling and completion of five wells in the Giddings Field near Austin, TX and comprised a total capital program of approximately US$35.2 million, with 60% funded by external partners. As part of the completion of the DP2 program, Alpine has retired liabilities of approximately US$23.5 million.

DP4 has an expanded capital program of approximately US$42.0 million, with approximately US$25.2 million of external development capital, and is expected to continue to develop assets within the Company's existing operational footprint.

Alpine Summit's Chief Executive Officer, Craig Perry, commented: "We are delighted with the outcome of DP2 and our continued ability to attract and deploy capital effectively.  DP4, which is our largest partnership to date, will target the same geologically rich formations.  With DP3 also nearing completion, Alpine continues to move towards its production and profitability goals."

Ten of the DP2 partners exercised the put right provided to such partners by DP2 regarding residual interests in their associated investment and, subject to the approval of the TSX Venture Exchange (the "TSXV"), elected to sell their remaining interest in DP2 for 826,064 Class B non-voting units of HB2 Origination, LLC (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company), having a deemed value of US$3.825 per unit (which was calculated with reference to the trailing 30 day share price and allowable discounts permitted by the policies of the TSXV), or a total of approximately US$3.2 million.

The issuance of securities on exercise of the put right by the DP2 partners is considered a "related party transaction" pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") since four of the ten partners are directors and officers of the Company. Pursuant to Sections 5.5(b) and 5.7(1)(a) of MI 61-101, the Company is exempt from the requirements to obtain a formal valuation and minority shareholder approval because the Company's securities are listed on the TSXV and the fair market value of such partners' participation is below 25% of the Company’s market capitalization for purposes of MI 61-101.

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a U.S. based company that operates and develops oil and gas assets. For additional information on the Company, please visit www.alpinesummitenergy.com.

Further Information

For further information, please contact:

Chris Nilan, Senior Managing Director

Phone: 615.475.8320

Email: ir@alpsummit.com

Darren Moulds, Chief Financial Officer

Phone:  403.390.9260

Email: dmoulds@alpsummit.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information and Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Alpine Summit's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Alpine Summit's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include, but are not limited to, statements regarding the DP4 drilling program and DP3 nearing completion, and statements regarding Alpine's goals and the issuance of units on exercise of the put right.

By identifying such information and statements in this manner, Alpine Summit is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Alpine Summit to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this news release, Alpine Summit has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the potential impact of the consummation of the RTO on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation, including the policies of the TSX Venture Exchange. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Alpine Summit believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and Alpine Summit does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.